

Niagara International Capital Limited

Home Office: 8940 Main Street, Clarence, NY 14031
800-535-6981 phone ~ 800-913-5984 fax
MEMBER FINRA/SIPC

February 26, 2016

The below information is designed to meet the Exemption Report criteria pursuant to Securities & Exchange Commission (SEC) Rule 17 §240.17a-5(d)(1) and (4):

- Niagara International Capital Limited is a broker dealer registered with the SEC and the Financial Industry Regulatory Authority (FINRA).
- Niagara International Capital Limited claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended December 31, 2015. Niagara International Capital Limited meets the exemption conditions set forth in paragraph (k)(2)(ii) of the rule, as follows:
    - The provisions of the rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.
- Niagara International Capital Limited has met the identified exemption provisions throughout the year ended December 31, 2015 without exception.
- Niagara International Capital Limited has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c 3-3 for the year ended December 31, 2015.

The above statements are true and correct to the best of the management's knowledge and belief.

Sincerely,

Anthony Nanula
President & CEO

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